UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41385

Visionary Holdings Inc.

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on December 11, 2023, the shareholders of Visionary Holdings Inc., f/k/a Visionary Education Technology Holdings Group Inc. (the “Company”), approved to change the Company’s name from “Visionary Education Technology Holdings Group Inc.” to “Visionary Holdings Inc.” (the “Name Change”). On January 30, 2024, the Company filed Articles of Amendment on change of name with Ontario Business Registry, Canada, reflecting the Name Change.

On February 8, 2024, the Company issued a press release announcing the Name Change. The Company’s common shares will continue to trade under the ticker symbol “GV”.

No action by the Company's shareholders is required with respect to the Name Change. The CUSIP number for the Company’s common shares will remain unchanged.

A copy of the Articles of Amendment on Change of Name is attached hereto as Exhibit 3.1. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Exhibit Description
3.1	Articles of Amendment and Certificate of Amendment
99.1	Press Release Dated February 8, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Visionary Holdings Inc.

	By:	/s/ Rusheng Wu
	Name:	Rusheng (Ransom) Wu
	Title:	Chief Executive Officer

Dated: February 8, 2024

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